Exhibit 99.1

Browning West Announces Successful Replacement of Gildan Activewear’s Entire Board of Directors with Full Eight-Member Slate

Thanks Shareholders for Their Overwhelming Vote in Favor of Browning West’s Slate, Which Provides a Rare Mandate for the Replacement of Gildan’s Entire Board of Directors

Pleased That the Transition of Power at Gildan Has Commenced to Ensure Glenn Chamandy is Reinstated as CEO and Michael Kneeland is Appointed as Chair of the Board of Directors

Browning West, Glenn Chamandy, and Michael Kneeland Reiterate the Slate’s Commitment to Restore Stability to Gildan and Create Long-Term Value for All Company Stakeholders

May 23, 2024 05:58 PM Eastern Daylight Time

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP (together with its affiliates, “Browning West” or “we”), which is a long-term shareholder of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL) (“Gildan” or the “Company”) and beneficially owns approximately 5.7% of the Company’s outstanding shares, today announced that its eight-member slate of directors – Michael Kneeland, Glenn J. Chamandy, Michener Chandlee, Ghislain Houle, Mélanie Kau, Peter Lee, Karen Stuckey, and J.P. Towner – will constitute the entirety of the Company’s Board of Directors (the “Board”) and will be the only director candidates to stand for election at Gildan’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”). This follows the resignations of the entire incumbent Board and the termination of executives, including CEO Vince Tyra. Notably, preliminary results indicate that an overwhelming majority of shares have been voted in support of Browning West’s full eight-member slate prior to the Board’s resignation.

Usman S. Nabi and Peter M. Lee of Browning West commented:

“We are deeply grateful for the outpouring of support that Browning West’s slate and plan have received from our fellow shareholders, Gildan employees, and leading proxy advisory firms. While we are disappointed that the Board ignored the clear will of its shareholders for so many months and spent tens of millions of shareholder capital in an effort to defend its mistakes, we are nevertheless gratified that the current Board has decided to cease its campaign activities and pave the way for an orderly and conclusive leadership transition.

Our directors are eager to begin working toward their common goal of delivering enhanced shareholder value, which begins with reinstating Glenn Chamandy as CEO. Glenn is a visionary leader with a track record of value creation, an unparalleled knowledge of Gildan’s manufacturing business, a deep connection with the Company’s employees and shareholders, and an impressive ability to foresee key industry shifts to keep Gildan one step ahead of competitors. He knows exactly what it will take to expand the Company’s already strong position alongside the newly reconstituted Board, including proven value creator Michael Kneeland, who the new Board intends to appoint as Chair.

Browning West and our entire director slate appreciate the thoughtful engagement we have had with Company stakeholders over the last several months. We also recognize that this is the first time in more than a decade that an overwhelming majority of shareholders and all leading proxy advisory firms – ISS, Glass Lewis, and Egan Jones – supported a full reconstitution of a board of directors. As a long-term, significant investor in Gildan, we take the responsibility of having a Browning West representative on the Board seriously and look forward to the opportunity to deliver enduring value for all Gildan stakeholders.”

Glenn Chamandy, Gildan’s co-founder and soon-to-be reinstated CEO, commented:

“I’m extremely excited to return as Gildan’s CEO and am gratified for the incredible support I have received from both shareholders and employees over the past six months. I’m proud of our dedicated employees for their hard work and focus through a tumultuous period. The resilience of the team and the high quality of our newly seated Board give me great confidence that Gildan’s best days are yet to come.”

Michael Kneeland, Gildan’s soon-to-be appointed Chair of the Board, commented:

“Gildan has an impressive 40-year history anchored by strong long-term operating results, an outstanding employee base, and a founder who has demonstrated a clear ability to oversee an increasingly global business and has an unrivaled track record of value creation. It is an honor to be joining Gildan as Chair alongside Glenn and the entire slate of directors. We look forward to putting this contest behind us so that we can focus our energy on implementing our operating plan and positioning Gildan for long-term success. As independent directors, we will help usher in accountability and alignment at Gildan. The interests of the Company and its stakeholders will remain relentlessly in focus under the new Board.”

***

Disclaimer for Forward-Looking Information

Certain information in this news release may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” “continue,” or similar expressions suggesting future outcomes or events. Forward-looking information in this news release may include, but is not limited to, statements of Browning West regarding (i) how Browning West intends to exercise its legal rights as a shareholder of the Company, and (ii) its plans to make changes at the Board and management of the Company.

Although Browning West believes that the expectations reflected in any such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risks that (i) the Company may use tactics to thwart the rights of Browning West as a shareholder and (ii) the actions being proposed and the changes being demanded by Browning West, may not take place for any reason whatsoever. Except as required by law, Browning West does not intend to update these forward-looking statements.

Advisors

Olshan Frome Wolosky LLP is serving as legal counsel, Goodmans LLP is serving as Canadian legal counsel, and IMK is serving as Quebec legal counsel. Longacre Square Partners is serving as strategic advisor and Pelican PR is serving as public relations advisor. Carson Proxy is serving as proxy advisor.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term, and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West’s unique capital base allows it to focus on long-term value creation at its portfolio companies.

Contacts

Browning West
info@browningwest.com
310-984-7600

Longacre Square Partners
Charlotte Kiaie / Scott Deveau, 646-386-0091
browningwest@longacresquare.com

Pelican PR
Lyla Radmanovich / Mélanie Tardif, 514-845-8763
media@rppelican.ca

Carson Proxy
Christine Carson, 416-804-0825
christine@carsonproxy.com